EXHIBIT 99.2

PRESS RELEASE

Bonso Electronics Announces Annual General Meeting Results

HONG KONG, March 21, 2023 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the results of the Company’s Annual General Meeting of Shareholders (the “AGM”) held on March 10, 2023, at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China.

At the AGM, the shareholders approved and ratified (i) the appointment of Mr. Anthony So, Mr. Andrew So, Mr. Albert So, Mr. Kim Wah Chung, Mr. Woo Ping Fok, and Mr. Henry F. Schlueter as members of the Board of Directors to serve for the ensuing year; and (ii) the appointment of MSPC Certified Public Accountants and Advisors, P.C., as Bonso’s independent registered public accounting firm for the fiscal year ending March 31, 2023.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also redeveloping the land upon which its Shenzhen factory was located. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: +852 2605 5822

Fax: +852 2691 1724

SOURCE Bonso Electronics